


SEC MAIL PROCESSING
RECEIVED
WASH, D.C.
155
SECTION

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of **May 2002**

MFC BANCORP LTD.

(Exact Name of Registrant as specified in its charter)

17 Dame Street, Dublin 2, Ireland
(35 31) 679 1688
(Address and telephone number of Registrant's executive office)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

[X] Form 20-F [_] Form 40-F

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes _____ No X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-________________).

NOTICE OF ANNUAL MEETING

TO: The Shareholders of MFC Bancorp Ltd.

NOTICE IS HEREBY GIVEN that the annual meeting (the "Meeting") of shareholders of MFC Bancorp Ltd. (the "Corporation") will be held in Vancouver, British Columbia, Canada at Suite 1620, 400 Burrard Street, on Thursday, the 27th day of June, 2002, at 9:00 a.m. (Vancouver time), for the following purposes:

1. To place before the Meeting the financial statements of the Corporation for the financial year ended December 31, 2001, together with the report of the auditors thereon, and the report of the directors;

2. To elect two Class III directors for three year terms or until their successors have been elected and qualified;

3. To appoint auditors for the ensuing year;

4. To authorize the directors to fix the remuneration to be paid to the auditors; and

5. To transact such other business as may properly come before the Meeting or any adjournment thereof.

Accompanying this Notice of Meeting is a Proxy Circular, Form of Proxy, the financial statements of the Corporation for the year ended December 31, 2001, together with the auditors' report thereon, and a form whereby shareholders may request to be added to the Corporation's supplemental mailing list.

Shareholders who are unable to attend the Meeting are requested to complete, sign, date and return the Form of Proxy. A proxy will not be valid unless it is deposited with the Corporation, c/o Suite 1620, 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6, not less than 48 hours (excluding Saturdays and holidays) before the time fixed for the Meeting or any adjournment thereof.

DATED this 16th day of May, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Michael J. Smith
MICHAEL J. SMITH
President

If you are a non-registered shareholder of the Corporation and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the meeting.

PROXY CIRCULAR

INFORMATION PROVIDED AS AT MAY 16, 2002 FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 27, 2002 (THE "MEETING").

This Proxy Circular is furnished in connection with the solicitation of proxies by management of MFC Bancorp Ltd. (the "Corporation") for use at the Meeting, at the time and place and for the purposes set forth in the Notice of Meeting. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by officers of the Corporation at nominal cost.

The cost of this solicitation will be borne by the Corporation.

The Corporation will also pay broker-dealers, banks or other nominee shareholders of record of the Corporation their reasonable expenses in mailing copies of the foregoing material to beneficial owners of shares of the Corporation.

All dollar amounts in this Proxy Circular are in Canadian currency, unless otherwise specified.

The Notice of Meeting, Form of Proxy and this Proxy Circular will be mailed to shareholders commencing on or about May 20, 2002.

RECORD DATE AND NOTICE

The directors of the Corporation have set May 16, 2002 as the record date for determining which shareholders are entitled to receive notice of and to vote at the Meeting. If a shareholder transfers any shares after the record date and the new holder of such shares establishes proper ownership thereof, the new holder may have his or her name included on the list of shareholders entitled to vote at the Meeting upon filing a written request to that effect with the Secretary of the Corporation not later than 10 days before the Meeting or any adjournment thereof.

APPOINTMENT OF PROXYHOLDERS AND REVOCATION OF PROXIES

The persons named in the accompanying Form of Proxy (the "Proxy") as proxyholders are directors of the Corporation. A shareholder desiring to appoint some other person (who need not be a shareholder) to represent him or her at the Meeting may do so, either by striking out the printed names and inserting the desired person's name in the blank space provided in the Proxy or by completing another proper Form of Proxy and, in either case, delivering the completed proxy to the Corporation, c/o Suite 1620, 400 Burrard Street, Vancouver, British Columbia, Canada, V6C 3A6, not less than 48 hours (excluding Saturdays and holidays) before the time fixed for the Meeting or any adjournment thereof.

A shareholder who has given a Proxy may revoke it by an instrument in writing delivered to the Corporation, c/o Suite 1620, 400 Burrard Street, Vancouver, British Columbia, Canada, V6C 3A6, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, or in any other manner provided by law.

VOTING OF PROXIES

If the Proxy is completed, signed and delivered to the Corporation, the persons named as proxyholders therein will vote or withhold from voting the shares in respect of which they are appointed as proxyholders, in accordance with the instructions of the shareholder appointing them, on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. The Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations of the matters set out in the Notice of Meeting and all other matters which may properly come before the Meeting or any adjournment thereof. As of the date of this Proxy Circular, the board of directors of the Corporation (the "Board") knows of no such amendments, variations or other matters to come before the Meeting, other than the matters referred to in the Notice of Meeting. However, if amendments or variations to the matters set out in the Notice of Meeting should occur or other matters should properly come before the Meeting, the Proxy will be voted on such matters in accordance with the best judgment of the person or persons voting the Proxy.

If no choice is specified by a shareholder in the Proxy with respect to any matter identified therein or any amendments or variations to any such matter, it is intended that the persons designated by management in the Proxy will vote the shares represented by the Proxy in favour of any such matter and for substitute nominees of management for directors, if necessary.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As at May 16, 2002, there were a total of 12,859,756 common shares of the Corporation outstanding. Each common share entitles the holder thereof to one vote.

To the best of the Corporation's knowledge and based solely upon public records and filings, the only person who owns or controls more than 10% of the votes attached to the issued and outstanding common shares of the Corporation is Peter Kellogg, who controls directly or indirectly 3,141,550 shares, or approximately 24.4% of the issued and outstanding common shares of the Corporation. In his public filings, Mr. Kellogg disclaims beneficial ownership of 2,821,550 of such shares, or approximately 21.9% of the issued and outstanding common shares of the Corporation.

ELECTION OF DIRECTORS

The Corporation's Articles provide for three classes of directors with staggered terms. Each director holds office until the expiry of his term or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Bylaws of the Corporation or with the provisions of the *Business Corporations Act* (Yukon). At each annual meeting of the Corporation, a class of directors is elected to hold office for a three year term. Successors to the class of directors whose terms expire are identified as being of the same class as the directors they succeed and are elected to hold office for a term expiring at the third succeeding annual meeting of shareholders. A director appointed or elected to fill a vacancy on the Board holds office for the unexpired term of his predecessor.

At the Meeting, shareholders will be called upon to elect two directors for three year terms. Michael J. Smith and Roy Zanatta, both Class III directors, are to be re-elected to the Board to serve until the annual meeting of shareholders for the year 2004, to be held in the year 2005. If either Mr. Smith or Mr. Zanatta becomes unwilling or unable to serve as a director, the Proxy may be voted for the election of such other person or persons as will be designated by the directors. Proxies received by the directors on which no designation is made will be voted for management's nominees for election as directors or any substitute nominees thereof as may be determined by management, if necessary.

Oq–Hyun Chin and Sok Chu Kim, both Class II directors, have two years remaining in their respective terms as directors of the Corporation, which expire at the 2003 annual meeting of shareholders, to be held in the year 2004. Dr. Stefan Feuerstein, a Class I director, has one year remaining in his term as a director of the Corporation, which expires at the 2002 annual meeting of shareholders, to be held in the year 2003.

Set forth below is information regarding the management nominees for election at the Meeting as directors of the Corporation and each director of the Corporation whose term of office will continue after the Meeting:

Name and Present Position with the Corporation	**Principal Occupation**	**Director Since**	**Approximate Number of Shares Beneficially Owned, Directly or Indirectly, as of the Date Hereof**
Michael J. Smith[1] President, Chief Executive Officer and Director	President, Chief Executive Officer and Director of the Corporation	1986	1,139,000
Roy Zanatta Secretary and Director	Secretary and Director of the Corporation	1996	Nil
Sok Chu Kim[1] Director	Senior Vice–President, Korea Exchange Bank, 1967 to 1985; President of Korea International Merchant Bank, 1985 to 1989; Advisor to Sukura Bank (Seoul, Korea); Director of Korea Liberalization Fund Ltd.	1996	Nil
Oq–Hyun Chin[1] Director	Business Advisor, The Art Group Architects & Engineers Ltd.	1994	Nil
Dr. Stefan Feuerstein Director	Managing Director, MFC Capital Partners AG; Managing Director of the Industrial Investment Council of the New German States; President of the Thuringian Economic Development Corporation (Germany) from 1992 to 2001	2000	Nil

(1) Member of the Audit Committee.

The Corporation does not have an executive committee of the Board.

STATEMENT OF EXECUTIVE COMPENSATION

The following table provides a summary of compensation paid during each of the last three financial years of the Corporation to its Chief Executive Officer and to the next four most highly paid executive officers of the Corporation who received a combined salary and bonus during the financial year ended December 31, 2001 in excess of $100,000 (collectively, with the Chief Executive Officer, the "Named Executives"):

Summary Compensation Table

		Annual Compensation[1]			Long–Term Compensation	
					Awards	
Name and Principal Position	Fiscal Year Ended December 31,	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	All Other Compensation ($)
Michael J. Smith	2001	353,295	352,497	18,381	–	–
President, Chief	2000	289,198	259,017	17,596	–	2,290
Executive Office and	1999	212,944	256,809	–	–	–
Director						
Claudio Morandi	2001	232,763	218,791	14,334	–	–
President	2000	212,333	133,974	5,278	–	2,290
MFC Merchant Bank S.A.	1999	179,171	154,085	10,102	–	–
Roy Zanatta	2001	233,938	49,393	–	–	–
Secretary and Director	2000	85,161	10,000	–	–	–
	1999	104,852	119,844	–	–	–
John Musacchio	2001	291,557	–	–	–	–
Vice President	2000	272,803	–	–	–	–
	1999	283,833	–	–	–	–
Peter Jessop	2001	146,600	121,551	5,973	–	–
Vice President	2000	126,660	89,315	5,278	–	–
	1999	122,820	90,800	5,942	–	–

(1) On a cash basis, unless otherwise stated.

Option Grants During the Most Recently Completed Financial Year

No incentive stock options were granted by the Corporation during the financial year ended December 31, 2001.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

The following table sets forth information regarding securities acquired upon the exercise of stock options during the most recently completed financial year and the value of stock options held at December 31, 2001 by the Named Executives:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at December 31, 2001 (#) Exercisable/Unexercisable	Value of Unexercised in-the-Money Options at December 31, 2001 ($) Exercisable/Unexercisable(1)
Michael J. Smith	527,000	U.S.$2,493,500	Nil/Nil	Nil/Nil
Claudio Morandi	Nil	Nil	120,000/Nil	U.S. $603,750/Nil
Roy Zanatta	Nil	Nil	125,000/Nil	U.S. $606,250/Nil
John Musacchio	Nil	Nil	50,000/Nil	U.S. $275,000/Nil
Peter Jessop	Nil	Nil	115,000/Nil	U.S. $551,250/Nil

(1) The closing price of the Corporation's shares on December 31, 2001 on the Nasdaq National Market was U.S. $11.50.

Termination of Employment, Change in Responsibilities and Employment Contracts

Mr. Smith and Mr. Zanatta (each an "Executive") each entered into an amended and restated employment agreement with the Corporation in 2000. Each agreement generally provides, subject to certain termination provisions, for the continued employment of the Executive for a period of 36 months with automatic one month renewals, so that each agreement at all times has a remaining term of 36 months. Each agreement provides for an annual base salary and other compensation to be paid to the Executive as determined by the Board. In the event he is terminated without cause or resigns for good reason (as defined in each agreement) within three years of a change of control (as defined in each agreement), the Executive will be entitled to a lump sum severance payment of three times the sum of: (i) his current annual salary under the agreement; and (ii) the higher of his current annual bonus under the agreement and the highest variable pay and bonus received by him in the previous five fiscal years. If the Executive is terminated without cause or resigns for good reason after three years of a change of control, he will be entitled to the same payments in equal instalments over 12 months.

In addition, all unvested rights in any stock options or other equity awards of the Executive will vest in full in the event of a change of control. The Executive will also be entitled, for a period of 365 days following the earlier of the date of his termination and the date of the change of control, to require the Corporation to purchase all or any part of the common shares of the Corporation held by such Executive on the date of termination or date of change of control at a price equal to the average closing market price of the common shares of the Corporation on the Nasdaq National Market for the ten preceding trading days.

Directors' Compensation

No compensation was paid by the Corporation to the directors for their services as directors during the financial year ended December 31, 2001, nor are there any arrangements for any such compensation to be paid. The directors are, however, reimbursed for reasonable expenses incurred in connection with their services as directors of the Corporation.

Report on Executive Compensation

The Corporation did not have a compensation committee during the 2001 fiscal year. The Corporation's executive compensation program during this period was administered by the Corporation's Chief Executive Officer under the supervision of the Board. The Chief Executive Officer was primarily responsible for determining the compensation to be paid to the Corporation's executive officers and evaluating their performance.

The compensation of executives is based upon, among other things, the responsibility, skills and experience required to carry out the functions of each position held by each executive officer and varies with the amount of time spent by each executive officer in carrying out his or her functions on behalf of the Corporation.

The Chief Executive Officer's compensation is additionally based upon the responsibility, skills and experience required to conduct his functions and upon the time spent by him in relation to the affairs of the Corporation. In setting compensation rates for executive officers and the Chief Executive Officer, the Corporation compares the amounts paid to them with the amounts paid to executives in comparable positions at other comparable corporations.

Performance Graph

The following chart compares a $100 investment in common shares of the Corporation with the Russell 2000 Index. The chart portrays total nominal return for the fiscal years ending December 31, 1996 through 2001, assuming the reinvestment of dividends.


Comparison of Cumulative Total Return of
MFC Bancorp Ltd. and the Russell 2000 Index
Dollars
300
250
200
150
100
50
0
1996
1997
1998
1999
2000
2001
MFC Bancorp Ltd.
Russell 2000 Index

	31/12/96	31/12/97	31/12/98	31/12/99	31/12/00	31/12/01
MFC Bancorp Ltd.	$100.00	$167.50	$134.70	$108.05	$95.12	$140.01
Russell 2000 Index	$100.00	$122.34	$118.91	$142.21	$136.07	$137.46

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No current or former director, executive officer or senior officer of the Corporation, and no proposed management nominee for election as a director of the Corporation, or any associate of such director, officer or proposed nominee, is indebted to the Corporation or any of its subsidiaries or has been indebted to the Corporation or any of its subsidiaries since the beginning of the most recently completed fiscal year.

APPOINTMENT OF AUDITORS

The persons named as proxyholders in the Form of Proxy intend to vote for the reappointment of Peterson Sullivan P.L.L.C., Certified Public Accountants, as the Corporation's auditors until the next annual meeting of shareholders at a remuneration to be fixed by the Board.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, no insider or proposed management nominee for election as a director of the Corporation, or any associate or affiliate of such insider or proposed nominee, has any material interest, direct or indirect, in any transaction since the commencement of the Corporation's last financial year that has materially affected the Corporation or any of its subsidiaries, or in any proposed transaction that would materially affect the Corporation or any of its subsidiaries, except with respect to an interest arising from the ownership of shares of the Corporation where such person will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of the same class of shares in the capital of the Corporation.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No individual who has been a director or senior officer of the Corporation at any time since the beginning of the last financial year of the Corporation, and no proposed management nominee for election as a director, or any associate or affiliate of such director, officer or proposed nominee, has any material interest, direct or indirect, by way of beneficial ownership in the Corporation or otherwise, in any of the matters to be acted upon at the Meeting, other than the election of directors or the appointment of auditors.

PARTICULARS OF MATTERS TO BE ACTED UPON

The management of the Corporation knows of no other matters to come before the Meeting other than as referred to in the Notice of Meeting. However, if any other matters which are not known to the management of the Corporation properly come before the Meeting, the Proxy given pursuant to this solicitation by management of the Corporation will be voted on such matters in accordance with the best judgment of the person or persons voting the Proxy.

APPROVAL OF CIRCULAR

The undersigned hereby certifies that the contents and the sending of this Proxy Circular have been approved by the directors of the Corporation.

DATED this 16th day of May, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Michael J. Smith
MICHAEL J. SMITH
President

MFC BANCORP LTD.

FORM OF PROXY

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF MFC BANCORP LTD. (THE "CORPORATION") FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 27, 2002 (THE "MEETING").

The undersigned, a registered shareholder of the Corporation, hereby appoints Michael J. Smith or failing him Roy Zanatta, both directors and officers of the Corporation, or instead of any of them ______________________________, as proxyholder, with power of substitution, to attend and vote in respect of all shares registered in the name of the undersigned at the Meeting and at any adjournment thereof. The undersigned revokes any proxy previously given with reference to the Meeting or any adjournment thereof. Without limiting the general powers conferred, the said proxyholder is directed to vote as indicated upon the following matters:

1. The election of the following Class III directors for three year terms:

   (a) MICHAEL J. SMITH

   FOR [ ] WITHHOLD FROM VOTING [ ]

   (b) ROY ZANATTA

   FOR [ ] WITHHOLD FROM VOTING [ ]

2. The reappointment of Peterson Sullivan P.L.L.C. as auditors of the Corporation for the ensuing year.

   FOR [ ] WITHHOLD FROM VOTING [ ]

3. The grant of authorization to the directors to fix the remuneration to be paid to the auditors for the ensuing year.

   FOR [ ] AGAINST [ ]

NOTES:

1. This proxy confers discretionary authority with respect to amendments or variations of the matters identified in the Notice of Meeting or other matters which might properly come before the Meeting.

2. **A shareholder has the right to appoint a person (who need not be a shareholder) to represent him or her at the Meeting other than the management nominees**. If you desire to designate as proxyholder a person other than Michael J. Smith or Roy Zanatta, the management nominees, you should strike out their names and insert in the space provided the name of the person you desire to designate as proxyholder or complete another proper Form of Proxy.

3. A proxy, to be valid, must be dated and signed by a shareholder or his or her attorney authorized in writing or, where a shareholder is a corporation, by a duly authorized officer or attorney of the corporation. If a proxy is executed by an attorney for an individual shareholder, or by an officer or attorney of a corporate shareholder not under its common seal, the instrument so empowering the officer or the attorney, as the case may be, or a notarial copy thereof must accompany the proxy instrument. If this proxy is not dated, it will be deemed to bear the date on which it is mailed to shareholders.

4. A proxy, to be effective, must be deposited with the Corporation, c/o Suite 1620, 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6, not less than 48 hours (excluding Saturdays and holidays) before the time fixed for the Meeting or any adjournment thereof.

____
Signature

____
Name (Please Print)

____
Address

NUMBER OF SHARES: ____________

DATED this ______ day of ____________________, 2002.

TO REGISTERED AND BENEFICIAL SECURITY HOLDERS OF
MFC BANCORP LTD. (THE "CORPORATION")

In accordance with National Policy Statement No. 41 entitled "Shareholder Communication", registered and beneficial shareholders of the Corporation may elect annually to have their names added to the Corporation's supplemental mailing list in order to receive interim financial statements. If you are interested in receiving such statements, please complete and return this form to the Corporation at the following address:

MFC BANCORP LTD.
c/o Suite 1620, 400 Burrard Street
Vancouver, British Columbia, Canada V6C 3A6

Name of Shareholder: ________________________________

Address: ________________________________
(Street)

____
(City)

____
(Province or State)

____
(Postal or Zip Code)

Signature: ________________________________
I certify that I am a registered or beneficial shareholder of the Corporation.

Dated this ____ day of ____________, 2002.

LOGAN INTERNATIONAL CORPORATION

Suite 1620 - 400 Burrard Street
Vancouver, B.C. V6C 3A6 CANADA

Telephone: (604) 683-5767 Facsimile: (604) 683-3205

May 21, 2002

VIA SEDAR

BRITISH COLUMBIA SECURITIES COMMISSION
COMMISSION DES VALEURS MOBILIERES DU QUEBEC
ALBERTA SECURITIES COMMISSION
CANADIAN VENTURE EXCHANGE

Attention: Continuous Disclosure

Dear Sirs,

Re: MFC Bancorp Ltd. (the "Corporation")

We confirm that the following material was sent by pre-paid mail on May 21, 2002, to the registered shareholders of the Corporation:

1. Notice of Annual Meeting and Proxy Circular
2. Form of Proxy
3. Supplemental Mail List Return Card
4. Return Envelope
5. Annual Report, including financial statements for year ended December 31, 2001

We further confirm that copies of the above mentioned material were sent by first class mail to each intermediary holding shares of the Corporation who responded to the search procedure pursuant to Canadian Securities Administrators' National Policy Statement No. 41 regarding shareholder communications.

In compliance with the regulations made under the *Securities Act*, we are providing this material to you in our capacity as agent for the Corporation.

Yours truly,

LOGAN INTERNATIONAL CORP.

/s/ Melissa Cannon

Melissa Cannon

SIGNATURES

Pursuant to the requirements of the *Securities Exchange Act of 1934*, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant **MFC BANCORP LTD.**



By

MICHAEL J. SMITH, PRESIDENT

Date May 22, 2002